No. 812-13665

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 6 TO THE APPLICATION FOR AN ORDER UNDER SECTIONS 17(d), 57(a)(4) AND 57(i) OF THE

INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT PERMITTING CERTAIN JOINT

TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) AND RULE 17d-l

FS INVESTMENT CORPORATION,

FB INCOME ADVISOR, LLC, BROAD STREET FUNDING LLC, ARCH STREET FUNDING LLC, LOCUST STREET

FUNDING LLC, RACE STREET FUNDING LLC, WALNUT STREET FUNDING LLC, FS ENERGY AND POWER

FUND, FS INVESTMENT ADVISOR, LLC, FSEP TERM FUNDING, LLC, EP INVESTMENTS LLC, FSEP-BBH, INC.,

ENERGY FUNDING LLC, EP FUNDING LLC, FS INVESTMENT CORPORATION II, FSIC II ADVISOR, LLC, DEL

RIVER LLC, COOPER RIVER LLC, LEHIGH RIVER LLC and COBBS CREEK LLC

Cira Centre

2929 Arch Street, Suite 675

Philadelphia, PA 19104

(215) 495-1150

All Communications, Notices and Orders to:

Michael C. Forman, Chief Executive Officer

FS Investment Corporation

Cira Centre

2929 Arch Street, Suite 675

Philadelphia, PA 19104-1150

(215) 495-1150

Copies to:

James A. Lebovitz, Esq.

Thomas J. Friedmann, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

(215) 994-2510

May 9, 2013

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

FS INVESTMENT CORPORATION, FB INCOME ADVISOR, LLC, BROAD STREET FUNDING LLC, ARCH STREET FUNDING LLC, LOCUST STREET FUNDING LLC, RACE STREET FUNDING LLC, WALNUT STREET FUNDING LLC, FS ENERGY AND POWER FUND, FS INVESTMENT ADVISOR, LLC, FSEP TERM FUNDING, LLC, EP INVESTMENTS LLC, FSEP-BBH, INC., ENERGY FUNDING LLC, EP FUNDING LLC, FS INVESTMENT CORPORATION II, FSIC II ADVISOR, LLC, DEL RIVER LLC, COOPER RIVER LLC, LEHIGH RIVER LLC and COBBS CREEK LLC

Cira Centre

2929 Arch Street, Suite 675

Philadelphia, PA 19104

(215) 495-1150

File No. 812-13665

Investment Company Act of 1940

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

AMENDMENT NO. 6 TO THE APPLICATION FOR AN ORDER UNDER SECTIONS 17(d), 57(a)(4) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) AND RULE 17d-l

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) under Sections 17(d), 57(a)(4) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder, permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1:

•	FS Investment Corporation (“FSIC”);

•	FS Energy and Power Fund (“FSEP”);

•

FS Investment Corporation II (“FSIC II”; FSIC II, FSEP and FSIC, together with any future closed-end management investment companies that elect to be regulated as a BDC (as defined below) and are advised by any of the Investment Advisers (as defined below), are collectively referred to herein as the “Funds” and individually as a “Fund”);

•	FB Income Advisor, LLC (“FSIC Investment Adviser”);

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

•	FS Investment Advisor, LLC (“FSEP Investment Adviser”);

•

FSIC II Advisor, LLC (“FSIC II Investment Adviser”; FSIC II Investment Adviser, FSEP Investment Adviser and FSIC Investment Adviser, together with any future investment advisers controlling, controlled by or under control with, any such entities, are collectively referred to herein as the “Investment Advisers” and individually as an “Investment Adviser”);

•	Broad Street Funding LLC, Arch Street Funding LLC, Locust Street Funding LLC, Race Street Funding LLC and Walnut Street Funding LLC (the “FSIC SPV Subs”);

•	FSEP Term Funding, LLC, EP Investments LLC, FSEP-BBH, Inc., Energy Funding LLC and EP Funding LLC (the “FSEP SPV Subs”); and

•

Del River LLC, Cooper River LLC, Lehigh River LLC and Cobbs Creek LLC (the “FSIC II SPV Subs”; the FSIC SPV Subs, the FSEP SPV Subs and the FSIC II SPV Subs, together with any future wholly–owned subsidiary controlled by any of the Funds, are collectively referred to herein as the “SPV Subs” and individually as an “SPV Sub” and collectively with FSIC, FSIC Investment Adviser, FSEP, FSEP Investment Adviser, FSIC II, FSIC II Investment Adviser and the SPV Subs as the “Applicants”).[2]

FSIC Investment Adviser, FSEP Investment Adviser and FSIC II Investment Adviser serve as the investment advisers to FSIC, FSEP and FSIC II, respectively.3 The relief requested in this application (the “Application”) would allow a Fund (and any SPV Sub of such Fund), on the one hand, and one or more Funds (and any SPV Sub of such Funds) or one or more unregistered funds for which an Investment Adviser serves as the main investment adviser (collectively referred to as “Co-Investment Affiliates”), on the other hand, to (A) participate in the same investment opportunities through a proposed co-investment program where such participation would otherwise be prohibited under Section 57 of the 1940 Act, and (B) make additional investments in securities of such issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers. For purposes of this Application, a “Co-Investment Transaction” shall mean any transaction in which any of the Funds (or any SPV Sub) participate together with one or more Co-Investment Affiliates in reliance on the Order, and a “Potential Co-Investment Transaction” shall mean any investment opportunity in which any of the Funds (or any SPV Sub) could not participate together with one or more Co-Investment Affiliates without obtaining and relying on the Order. Any Co-Investment Affiliate that is not a Fund or an SPV Sub will be excluded from the definition of “investment company” under section 3(c)(1) or 3(c)(7) of the 1940 Act. An Investment Adviser will serve as the main investment adviser for all of such Co-Investment Affiliates that are excluded from the definition of “investment company” under section 3(c)(1) or 3(c)(7) of the 1940 Act.

Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.4

All existing entities that currently intend to rely on the Order have been named as Applicants and any entities that may rely on the Order in the future will comply with its terms and conditions.5

[2]

Each of the FSIC SPV Subs, the FSEP SPV Subs and the FSIC II SPV Subs is a domestic limited liability company or corporation, as applicable, and is directly wholly-owned and directly controlled by, FSIC, FSEP or FSIC II, as applicable. Each such SPV Sub is exempt from registration under section 3(c)(1) or 3(c)(7) of the 1940 Act.

[3]	Each of FSIC, FSIC II and FSEP has sub-advisors who are only affiliated with such Funds as a result of an investment sub-advisory agreement.
[4]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. Avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. Avail. July 28, 2000) and SMC Capital, Inc. (pub. Avail. Sept. 5, 1995).
[5]	The Order granted pursuant to the Application will not apply to any person directly or indirectly controlled by a Fund other than the SPV Subs.

I.	GENERAL DESCRIPTION OF APPLICANTS

A.	FSIC and the FSIC SPV Subs

FSIC was organized under the General Corporation Law of the State of Maryland on December 21, 2007 for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act.6 In addition, FSIC has made an election to be treated for tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to make such election in the future. FSIC’s investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation. FSIC intends for its portfolio to be comprised primarily of investments in senior secured loans, second lien loans and subordinated loans, which are generally referred to as mezzanine loans, of private, U.S., small and middle market companies. In connection with FSIC’s debt investments, it may receive equity interests such as warrants or options as additional consideration. FSIC may also purchase minority interests in the form of common or preferred equity in its target companies, either in conjunction with one of its debt investments or through a co-investment with a financial sponsor. FSIC’s principal place of business is Cira Centre, 2929 Arch Street, Suite 675, Philadelphia, PA 19104.

FSIC has a ten-member board of directors (the “FSIC Board”) of which six members are not “interested persons” of FSIC within the meaning of Section 2(a)(19) (the “FSIC Independent Directors”). None of the FSIC Independent Directors will have a financial interest in any Co-Investment Transaction, other than by virtue of the ownership of securities of the Funds. None will participate individually in any Co-Investment Transaction.

The FSIC SPV Subs are wholly-owned subsidiaries of FSIC formed specifically for the purpose of procuring financing or otherwise holding investments. Pursuant to the documents governing the FSIC SPV Subs, all investment decisions relating to the assets held at the FSIC SPV Subs are made by FSIC. Because the FSIC SPV Subs may, in certain instances, hold investments in portfolio companies that are also held by Co-Investment Affiliates, Section 57(a)(4) issues may arise. To the extent that any transaction involving the FSIC SPV Subs implicates the relief requested herein, with respect to which the issue arises, FSIC will comply with the terms of the conditions as though it were the holder of the securities held by the FSIC SPV Subs.

B.	FSEP and the FSEP SPV Subs

FSEP was formed as a Delaware statutory trust under the Delaware Statutory Trust Act on September 16, 2010 for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. In addition, FSEP has made an election to be treated for tax purposes as a RIC under the Code and intends to continue to make such election in the future. FSEP’s investment objectives are to generate current income and long-term capital appreciation through investments primarily in income-oriented securities of privately-held energy and power companies. FSEP intends that its portfolio will be comprised primarily of debt securities and income-oriented preferred and common equity interests of privately-held energy and power companies within the United States. FSEP’s principal place of business is Cira Centre, 2929 Arch Street, Suite 675, Philadelphia, PA 19104.

FSEP has a ten-member board of trustees (the “FSEP Board”) of which six members are not “interested persons” of FSEP within the meaning of Section 2(a)(19) (the “FSEP Independent Trustees”). None of the FSEP Independent Trustees will have a financial interest in any Co-Investment Transaction, other than by virtue of the ownership of securities of the Funds. None will participate individually in any Co-Investment Transaction.

The FSEP SPV Subs are wholly-owned subsidiaries of FSEP formed specifically for the purpose of procuring financing or otherwise holding investments. Pursuant to the documents governing the FSEP SPV Subs, all investment decisions relating to the assets held at the FSEP SPV Subs are made by FSEP. Because the FSEP SPV Subs may, in certain instances, hold investments in portfolio companies that are also held by Co-Investment Affiliates, Section 57(a)(4) issues may arise. To the extent that any transaction involving the FSEP SPV Subs implicates the relief requested herein, with respect to which the issue arises, FSEP will comply with the terms of the conditions as though it were the holder of the securities held by the FSEP SPV Subs.

[6]

Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

C.	FSIC II and the FSIC II SPV Subs

FSIC II was organized under the General Corporation Law of the State of Maryland on July 13, 2011 for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company that intends to elect to be regulated as a BDC under the 1940 Act. In addition, FSIC II intends to elect to be treated for tax purposes as a RIC under the Code and intends to continue to make such election in the future. FSIC II’s investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation. FSIC II intends for its portfolio to be comprised primarily of investments in senior secured loans, second lien loans and subordinated loans, which are generally referred to as mezzanine loans, of private, U.S., small and middle market companies. In connection with FSIC II’s debt investments, it may receive equity interests such as warrants or options as additional consideration. FSIC II may also purchase minority interests in the form of common or preferred equity in its target companies, either in conjunction with one of its debt investments or through a co-investment with a financial sponsor. FSIC II’s principal place of business is Cira Centre, 2929 Arch Street, Suite 675, Philadelphia, PA 19104.

FSIC II has an eight-member board of directors (the “FSIC II Board”; the FSIC Board, the FSEP Board and the FSIC II Board are collectively referred to herein as the “Boards” and individually as a “Board”) of which five members are not “interested persons” of FSIC II within the meaning of Section 2(a)(19) (the “FSIC II Independent Directors”; the FSIC Independent Directors, the FSEP Independent Trustees and the FSIC II Independent Directors are collectively referred to herein as “Independent Directors”). None of the FSIC II Independent Directors will have a financial interest in any Co-Investment Transaction other than by virtue of the ownership of securities of the Funds. None will participate individually in any Co-Investment Transaction.

The FSIC II SPV Subs are wholly-owned subsidiaries of FSIC II formed specifically for the purpose of procuring financing or otherwise holding investments. Pursuant to the documents governing the FSIC II SPV Subs, all investment decisions relating to the assets held at the FSIC II SPV Subs are made by FSIC II. Because the FSIC II SPV Subs may, in certain instances, hold investments in portfolio companies that are also held by Co-Investment Affiliates, Section 57(a)(4) issues may arise. To the extent that any transaction involving the FSIC II SPV Subs implicates the relief requested herein, with respect to which the issue arises, FSIC II will comply with the terms of the conditions as though it were the holder of the securities held by the FSIC II SPV Subs.

D.	FSIC Investment Adviser

FSIC Investment Adviser is registered with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). On the date of this Application, its sole client is FSIC. FSIC Investment Adviser is an affiliate of Franklin Square Holdings, L.P. (“Franklin Square Capital Partners”), a national sponsor of alternative investment products designed for the individual investor. Franklin Square Capital Partners owns a minority interest in FSIC Investment Adviser. FSIC, FSEP and FSIC II are the only investment products sponsored by Franklin Square Capital Partners that are active in the marketplace on the date of this Application.

Under the terms of the investment advisory agreement with FSIC, FSIC Investment Adviser will: determine the composition and allocation of FSIC’s portfolio, the nature and timing of the changes to FSIC’s portfolio and the manner of implementing such changes; determine which securities FSIC will purchase, retain or sell; identify, evaluate, negotiate and structure the investments FSIC makes; and execute, monitor and service the investments FSIC makes. FSIC Investment Adviser’s services under the investment advisory agreement may not be exclusive, and it is free to furnish similar services to other entities so long as its services to FSIC are not impaired.

FSIC Investment Adviser has engaged a sub-adviser to assist FSIC Investment Adviser in identifying investment opportunities for approval by FSIC Investment Adviser, according to guidelines set by FSIC Investment Adviser. Although the sub-adviser may, but is not obligated to, identify and recommend specific investments to FSIC Investment Adviser, all investment and operational decisions with respect to FSIC will be solely the responsibility of FSIC Investment Adviser, which will determine to accept or reject any and all recommendations by the sub-adviser. Through this authority to accept or reject any investment proposed by the sub-adviser, FSIC Investment Adviser has the ultimate authority with respect to FSIC’s investments, subject to the oversight of the FSIC Board.

All investment decisions for FSIC will require the unanimous approval of FSIC Investment Adviser’s investment committee, which is currently comprised of the four members of its senior management team who have extensive experience in private lending and private equity investing.

E.	FSEP Investment Adviser

FSEP Investment Adviser is registered with the Commission under the Advisers Act. On the date of this Application, its sole client is FSEP. FSEP Investment Adviser is an affiliate of Franklin Square Capital Partners, and Franklin Square Capital Partners owns a majority interest in FSEP Investment Adviser.

Under the terms of the investment advisory agreement with FSEP, FSEP Investment Adviser will: determine the composition and allocation of FSEP’s portfolio, the nature and timing of the changes to FSEP’s portfolio and the manner of implementing such changes; determine which securities FSEP will purchase, retain or sell; identify, evaluate, negotiate and structure the investments FSEP makes; and execute, monitor and service the investments FSEP makes. FSEP Investment Adviser’s services under the investment advisory agreement may not be exclusive, and it is free to furnish similar services to other entities so long as its services to FSEP are not impaired.

FSEP Investment Adviser has engaged a sub-adviser to assist FSEP Investment Adviser in identifying investment opportunities for approval by FSEP Investment Adviser, according to guidelines set by FSEP Investment Adviser. Although the sub-adviser may, but is not obligated to, identify and recommend specific investments to FSEP Investment Adviser, all investment and operational decisions with respect to FSEP will be solely the responsibility of FSEP Investment Adviser, which will determine to accept or reject any and all recommendations by the sub-adviser. Through this authority to accept or reject any investment proposed by the sub-adviser, FSEP Investment Adviser has the ultimate authority with respect to FSEP’s investments, subject to the oversight of the FSEP Board.

All investment decisions for FSEP require the unanimous approval of FSEP Investment Adviser’s investment committee, which is currently comprised of the four members of its senior management team who have extensive experience in private lending and private equity investing.

F.	FSIC II Investment Adviser

FSIC II Investment Adviser is registered with the Commission under the Advisers Act. On the date of this Application, its sole client is FSIC II. FSIC II Investment Adviser is an affiliate of Franklin Square Capital Partners, and Franklin Square Capital Partners owns a majority interest in FSIC II Investment Adviser.

Under the terms of the investment advisory agreement with FSIC II, FSIC II Investment Adviser will: determine the composition and allocation of FSIC II’s portfolio, the nature and timing of the changes to FSIC II’s portfolio and the manner of implementing such changes; determine which securities FSIC II will purchase, retain or sell; identify, evaluate, negotiate and structure the investments FSIC II makes; and execute, monitor and service the investments FSIC II makes. FSIC II Investment Adviser’s services under the investment advisory agreement may not be exclusive, and it is free to furnish similar services to other entities so long as its services to FSIC II are not impaired.

FSIC II Investment Adviser has engaged a sub-adviser to assist FSIC II Investment Adviser in identifying investment opportunities for approval by FSIC II Investment Adviser, according to guidelines set by FSIC II Investment Adviser. Although the sub-adviser may, but is not obligated to, identify and recommend specific investments to FSIC II Investment Adviser, all investment and operational decisions with respect to FSIC II will be solely the responsibility of FSIC II Investment Adviser, which will determine to accept or reject any and all recommendations by the sub-adviser. Through this authority to accept or reject any investment proposed by the sub-adviser, FSIC II Investment Adviser has the ultimate authority with respect to FSIC II’s investments, subject to the oversight of the FSIC II Board.

All investment decisions for FSIC II require the unanimous approval of FSIC II Investment Adviser’s investment committee, which is currently comprised of the four members of its senior management team who have extensive experience in private lending and private equity investing.

There is and will continue to be a substantial overlap of the members of the investment committees of the Investment Advisers.

Under the terms of the investment advisory agreement with any future Fund (or any unregistered fund for which an Investment Adviser serves as the main investment adviser), the Investment Adviser to such fund will: determine the composition and allocation of such fund’s portfolio, the nature and timing of the changes to such fund’s portfolio and the manner of implementing such changes; determine which securities such fund will purchase, retain or sell; identify, evaluate, negotiate and structure the investments such fund makes; and execute, monitor and service the investments such fund makes. Any such Investment Adviser’s services under the investment advisory agreement may not be exclusive, and it will be free to furnish similar services to other entities so long as its services to such fund are not impaired. All investment decisions for any such fund will require the unanimous approval of its Investment Adviser’s investment committee. To the extent any Investment Adviser engages a sub-adviser, the sub-adviser’s responsibilities will be limited to the same extent as those of the sub-advisers engaged by FSIC Investment Adviser, FSEP Investment Adviser and FSIC II Investment Adviser as described above.

II.	RELIEF FOR PROPOSED CO-INVESTMENTS

A.	Co-Investment in Portfolio Companies by the Co-Investment Affiliates

1.	Mechanics of Co-Investment Program

The Investment Advisers will advise their respective Funds with the assistance of such Funds’ applicable sub-adviser under the terms of the sub-advisory agreements. Each Fund’s sub-adviser will make investment recommendations, assist in monitoring and servicing such Fund’s investments, aid the applicable Investment Adviser in performing due diligence on prospective portfolio companies, and provide research and other services for such Investment Adviser to aid it in its decision-making process pursuant to the terms of the applicable sub-advisory agreement and consistent with its fiduciary duties to such Fund. Importantly, the relationship between each of the Investment Advisers and its respective sub-adviser is non-exclusive, arm’s length, and terminable by either party on 60 days’ written notice. Further, all investment and operational decisions will be solely the responsibility of the Investment Advisers, which will determine to accept or reject any and all recommendations by their respective sub-advisers. Each sub-adviser’s role is consultative only; it has no authority to bind a Fund without the approval of the applicable Investment Adviser.

It is anticipated that the Investment Advisers will, from time-to-time, determine that certain investments they recommend to their respective Funds would also be appropriate investments for one or more Co-Investment Affiliates in accordance with the policies and procedures that have been adopted by the Investment Adviser. Such a determination may result in a Fund, on the one hand, and one or more Co-Investment Affiliates, on the other hand, co-investing in certain investment opportunities (the “Co-Investment Program”).

Opportunities for Potential Co-Investment Transactions may arise when personnel of an Investment Adviser become aware of investment opportunities that may be appropriate for its respective Fund and one or more other Co-Investment Affiliates. Upon issuance of the requested Order, all Potential Co-Investment Transactions within a Fund’s Objectives and Strategies7 that are presented to a Co-Investment Affiliate will be referred to the Fund’s Investment Adviser, and such investment opportunities may result in a Co-Investment Transaction. For each such referral, the applicable Investment Adviser will independently analyze and evaluate the investment opportunity as to its appropriateness for its respective Fund taking into consideration such Fund’s investment objectives, investment policies, investment positions, capital available for investment and other factors relevant to such Fund. The amount of a Fund’s capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by such Fund’s Board or imposed by applicable laws, rules, regulations or interpretations. Likewise, a Co-Investment Affiliate’s capital available for investment is determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Co-Investment Affiliate’s directors, managers or advisers or imposed by applicable laws, rules, regulations or interpretations. If an Investment Adviser determines that the opportunity is appropriate for its respective Fund (and approves the investment for such Fund), and a Co-Investment Affiliate has confirmed its desire to also participate, the applicable Investment Advisers will present the investment opportunity and the proposed allocation to the directors or trustees, as applicable, eligible to vote under Section 57(o) of the 1940 Act (the “Eligible Directors”) prior to the actual investment by such Fund. A Potential Co-Investment Transaction will be consummated only upon approval by a required majority of the Eligible Directors within the meaning of Section 57(o) (“Required Majority”)8.

[7]	“Objectives and Strategies” means, with respect to each Fund, such Fund’s investment objectives and strategies, as described in such Fund’s registration statement on Form N-2, other filings such Fund has made with the Commission under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, and such Fund’s reports to shareholders. In the case of a SPV Sub generally (and not limited to the purposes of the conditions in this Application), the objectives and strategies will be the same as that of its parent Fund.
[8]	In the case of an SPV Sub, the Required Majority refers to the Eligible Directors of the parent Fund.

A Fund or any Co-Investment Affiliate will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

To allow for an independent review of co-investment activities, the Eligible Directors will receive, on a quarterly basis, a record of all investments made by Co-Investment Affiliates in Potential Co-Investment Transactions during the preceding quarter that: (1) were consistent with the applicable Fund’s then current investment objectives, and (2) were made available to the Fund but were determined to not be appropriate for such Fund by its Investment Adviser. This record will include an explanation of why such investment was determined to not be appropriate for such Fund.

All subsequent activity (i.e., exits or follow-on investments) in a Co-Investment Transaction will be made pursuant to the conditions contained in this Application. The Co-Investment Program requires that the terms, conditions, price, class of securities, settlement date, and registration rights applicable to a Fund’s purchase or sale be the same as those applicable to any Co-Investment Affiliate’s purchase or sale.

For the avoidance of doubt, any relief granted herein would not apply to any investment companies (other than the Funds) advised by any Fund’s sub-advisers or their affiliates or with respect to any co-investment by the Funds with any entity for which an Investment Adviser is not acting as the main investment adviser.

2.	Reasons for Co-Investing

It is expected that co-investment in portfolio companies by any of the Funds and the Co-Investment Affiliates will increase favorable investment opportunities for the Funds. The Co-Investment Program will be effected only if it is approved by the Required Majority on the basis that it would be advantageous for a Fund to have the additional capital from the Co-Investment Affiliates available to meet the funding requirements of attractive investments in portfolio companies. A BDC that makes investments of the type contemplated by the Funds typically limits its participation in any one transaction to a specific dollar amount, which may be determined by legal or internally imposed prudential limits on exposure in a single investment. In addition, the Code imposes diversification requirements (further discussed below) that may limit the amount a Fund may commit to a particular investment.

In view of the foregoing, in cases where the Investment Advisers identify investment opportunities requiring larger capital commitments, they must seek the participation of other entities with similar investment styles. The ability to participate in Co-Investment Transactions that involve committing larger amounts of financing would enable each Fund to participate with one or more Co-Investment Affiliates in larger financing commitments, which would, in turn, be expected to obtain discounted prices and increase income, expand investment opportunities and provide better access to due diligence information for such Fund. Indeed, each Fund’s inability to co-invest with one or more Co-Investment Affiliates could potentially result in the loss of beneficial investment opportunities for such Fund and, in turn, adversely affect such Fund’s shareholders. For example, a Fund may lose some investment opportunities if the Investment Adviser cannot provide “one-stop” financing to a potential portfolio company. Portfolio companies may reject an offer of funding arranged by an Investment Adviser due to a Fund’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). By reducing the number of occasions on which a Fund’s individual or aggregate investment limits require the Investment Advisers to arrange a syndication with unaffiliated entities, such Fund will likely be required to forego fewer suitable investment opportunities. With the assets of the Co-Investment Affiliates available for co-investment, there should be an increase in the number of opportunities accessible to the Funds.

The Investment Advisers and the Boards of the Funds believe that it will be advantageous for the Funds to co-invest with one or more Co-Investment Affiliates and that such investments would be consistent with the investment objectives, investment policies, investment positions, investment strategies, investment restrictions, regulatory requirements and other pertinent factors applicable to each Fund. If the proposed Order is not granted, the Funds will not be able to avail themselves of the potentially attractive investment opportunities afforded by this arrangement. This will place the Funds at a material disadvantage compared to other funds in the industry, which the Applicants respectfully believe goes against the purposes and intentions of the 1940 Act.

In addition, the Code imposes diversification requirements on companies, such as the Funds, that seek certain favorable tax treatment under Subchapter M of the Code. Consequently, in some circumstances, a Fund might not be able to commit to the entire amount of financing sought by an issuer. In such cases, an issuer may reject an offer of funding from a Fund due to its inability to commit the full amount of financing required. Allowing for the types of transactions described in this Application should generate greater deal flow, broaden the market relationships of the Funds and allow the Funds to be more selective in choosing their investments so that the Funds can pursue the most attractive risk-adjusted investments and optimize their portfolios. Enhanced selectivity and more favorable deal terms, pricing and structure would also likely lead to closer relationships between the Funds and their respective portfolio companies, all of which should create enhanced value for the Funds and their shareholders.

The Investment Advisers and the Boards also believe that co-investment by the Funds and the Co-Investment Affiliates will afford the Funds the ability to achieve greater diversification and, together with the Co-Investment Affiliates, the opportunity to exercise greater influence on the portfolio companies in which the Funds and the Co-Investment Affiliates co-invest.

B.	Applicable Law

1.	Sections 57(a)(4) and 57(i) of the 1940 Act, and Rule 17d-1 thereunder

Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC or a company controlled by the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC or a company controlled by the BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted. In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by a BDC or its controlled company in such joint transaction is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2.	Section 57(b) of the 1940 Act

Section 57(b) specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) an affiliated person of such person.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the rebuttable presumption that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Section 2(a)(3)(C) defines an “affiliated person” of another person as: any person directly or indirectly controlling, controlled by, or under common control with, such other person.

C.	Need For Relief

Co-Investment Transactions could be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Co-Investment Affiliates fall within the categories of persons described by Section 57(b), as modified by Rule 57b-1 thereunder. Section 57(b) applies to any investment adviser to a BDC, including any sub-adviser. Thus, the Advisers and the entities that they advise would be deemed to be a person related to a Fund in a manner described by Section 57(b) and therefore prohibited by Section 57(a)(4) and Rule 17d-1 from participating in the Co-Investment Program. Further, because the SPV Subs are controlled by the Funds, the SPV Subs are subject to Section 57(a)(4) and therefore would be prohibited from participating in the Co-Investment Program without the Order.

D.	Requested Relief

Accordingly, Applicants respectfully request an Order of the Commission, pursuant to Section 57(i) and Rule 17d-1, permitting Co-Investment Affiliates (including Funds) to participate with one or more of the Funds in the Co-Investment Program.

E.	Precedents

The Commission has granted co-investment relief on numerous occasions in recent years.9 Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders. We note, in particular, that the co-investment protocol to be followed by Applicants here is substantially similar to the protocol followed by Gladstone Capital Corporation and its affiliates, for which orders were granted on July 26, 2012 and November 22, 2005, Ridgewood Capital Energy Growth Fund, LLC and its affiliates, for which an order was granted on November 3, 2009 and Medley Capital Corporation and its affiliates, for which an order was granted on March 26, 2012.

F.	Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i). Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a BDC or a company controlled by such BDC is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Applicants submit that the fact that the Required Majority will approve each Co-Investment Transaction before investment, and other protective conditions set forth in this Application, will ensure that the Funds will be treated fairly.10 The conditions to which the requested relief will be subject are designed to ensure that principals of the Investment Advisers would not be able to favor the Co-Investment Affiliates over any other Fund (or favor one Fund over another) through the allocation of investment opportunities among them. Because many attractive investment opportunities for a Fund will also be attractive investment opportunities for the Co-Investment Affiliates (including the other Funds), provided that such investment opportunities fit within such Co-Investment Affiliates’ objectives, Applicants submit that the Co-Investment Program presents an attractive alternative to the institution of some form of equitable allocation protocol for the allocation of 100% of individual investment opportunities among the Funds or the Co-Investment Affiliates as opportunities arise. Applicants submit that each Fund’s participation in the Co-Investment Transactions will be consistent with the provisions, policies and purposes of the 1940 Act and on a basis that is not different from or less advantageous than that of other participants.

Other than pro rata dispositions and follow-on investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the applicable Investment Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Directors, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the Fund. With respect to the pro rata dispositions and follow-on investments provided in conditions 7 and 8, a Fund may participate in a pro rata disposition or follow-on investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Co-Investment Affiliate in such disposition or follow-on investment is proportionate to its outstanding investments in the issuer immediately preceding the disposition or follow-on investment, as the case may be; and (ii) the Board of the Fund has approved that Fund’s participation in pro rata dispositions and follow-on investments as being in the best interests of the Fund. If the Board does not so approve, any such disposition or follow-on

[9]

Gladstone Capital Corporation, et. al. (File No. 812-13878), Release No. IC-30154 (July 26, 2012) (order), Release No. IC-30154 (June 29, 2012) (notice); Medley Capital Corporation, et al. (File No. 812-13787), Release No. IC-30009 (March 26, 2012) (order), Release No. IC-29968 (February 27, 2012) (notice); Ridgewood Capital Energy Growth Fund, et. al. (File No. 812- 13569), Release No. IC-28982 (Oct. 21, 2009) (order), Release No. IC-28931 (Sept. 25, 2009) (notice); Main Street Capital Corporation, et. al. (File No. 812-13438), Release No. IC-28295 (June 3, 2008) (order), Release No. IC-28265 (May 8, 2008) (notice); Gladstone Capital Corporation, et. al. (File No. 812-12934), Release No. IC-27150 (November 22, 2005) (order), Release No. IC-27120 (October 25, 2005) (notice).

[10]	When a Co-Investment Affiliate is a wholly-owned subsidiary of a Fund, the Required Majority of such Fund will make such approval.

investment will be submitted to the Fund’s Eligible Directors. The Board of any Fund may at any time rescind, suspend or qualify its approval of pro rata dispositions and follow-on investments with the result that all dispositions and/or follow-on investments must be submitted to the Eligible Directors.

Applicants believe that participation by the Funds in pro rata dispositions and follow-on investments, as provided in conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and follow-on investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

The foregoing analysis applies equally where a SPV Sub is involved in a Co-Investment Transaction as each SPV Sub will be treated as one company with its parent Fund and other SPV Subs of such parent Fund for purposes of this Application.

G.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following conditions:11

1. Each time a Co-Investment Affiliate or an Investment Adviser to any Co-Investment Affiliate considers a Potential Co-Investment Transaction for a Co-Investment Affiliate that falls within a Fund’s then-current Objectives and Strategies, the Fund’s Investment Adviser will make an independent determination of the appropriateness of the investment for the Fund in light of such Fund’s then-current circumstances.

2.(a) If the applicable Investment Adviser deems that the applicable Fund’s participation in any such Potential Co-Investment Transaction is appropriate, it will then determine an appropriate level of investment for such Fund.

(b) If the aggregate amount recommended by an Investment Adviser to be invested by the applicable Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other Co-Investment Affiliates, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each such party will be allocated among them pro rata based on the ratio of the applicable Fund’s capital available for investment in the asset class being allocated, on the one hand, and the other Co-Investment Affiliates’ capital available for investment in the asset class being allocated, on the other hand, to the aggregated capital available for investment for the asset class being allocated of all Co-Investment Affiliates involved in the investment opportunity up to the amount proposed to be invested by each. The applicable Investment Advisers will provide the Eligible Directors of each participating Fund with information concerning each party’s available capital to assist the Eligible Directors with their review of the applicable Fund’s investments for compliance with these allocation procedures.

(c) After making the determinations required in conditions 1 and 2(a), the applicable Investment Adviser will distribute written information concerning the Potential Co-Investment Transaction, including the amount proposed to be invested by the applicable Fund and any Co-Investment Affiliate, to the Eligible Directors of each participating Fund for their consideration. The applicable Fund will co-invest with Co-Investment Affiliates only if, prior to such Fund’s and any Co-Investment Affiliates’ participation in the Potential Co-Investment Transaction, a Required Majority of such Fund concludes that:

(i) the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Fund and its shareholders and do not involve overreaching of such Fund or its shareholders on the part of any person concerned;

(ii) the Potential Co-Investment Transaction is consistent with

(A) the interests of the shareholders of such Fund; and

[11]

For purposes of the conditions set forth in this Application, the term “Fund” includes the SPV Subs. In the case of an SPV Sub, all actions to be taken by or with respect to a Required Majority of such SPV Sub shall refer to the Eligible Directors of the parent Fund on behalf of such SPV Sub, as if the Fund and the SPV Sub operated as one company.

(B) such Fund’s then-current Objectives and Strategies;

(iii) the investment by the Co-Investment Affiliates would not disadvantage such Fund, and participation by such Fund is not on a basis different from or less advantageous than that of any Co-Investment Affiliate; provided, that if a Co-Investment Affiliate, other than such Fund, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii) if:

(A) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B) the Investment Advisers agree to, and do, provide periodic reports to such Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C) any fees or other compensation that any Co-Investment Affiliate or any affiliated person of a Co-Investment Affiliate receives in connection with the right of the Co-Investment Affiliate to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Co-Investment Affiliates (the Co-Investment Affiliates (other than the Fund) may, in turn, share their portion with their affiliated persons) and the applicable Fund in accordance with the amount of each party’s investment; and

(iv) the proposed investment by such Fund will not benefit the Investment Advisers or the Co-Investment Affiliates or any affiliated person of either of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by Sections 17(e) and 57(k) of the 1940 Act, as applicable, (C) in the case of fees or other compensation described in condition 2(c)(iii)(C), or (D) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction.

3. The applicable Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. The applicable Investment Adviser will present to the applicable Fund’s Board, on a quarterly basis, a record of all investments made by the Co-Investment Affiliates in Potential Co-Investment Transactions during the preceding quarter that fell within such Fund’s then-current Objectives and Strategies that were not made available to the Fund, and an explanation of why the investment opportunities were not offered to the Fund. All information presented to such Fund’s Board pursuant to this condition will be kept for the life of such Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. Except for follow-on investments made in accordance with condition 8 below, a Fund will not invest, in reliance on the Order, in any portfolio company in which any Co-Investment Affiliate or any affiliated person of a Co-Investment Affiliate is an existing investor.

6. A Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date and registration rights will be the same for such Fund as for the Co-Investment Affiliates. The grant to a Co-Investment Affiliate, but not such Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7.(a) If any Co-Investment Affiliate elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Investment Advisers will:

(i) notify each Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii) formulate a recommendation as to participation by each Fund in the disposition.

(b) Each Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to other Co-Investment Affiliates.

(c) A Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Co-Investment Affiliate in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Fund has approved as being in the best interests of the Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board of each Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the applicable Investment Adviser will provide its written recommendation as to the Fund’s participation to the Eligible Directors, and the Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Fund’s best interests.

(d) Each Co-Investment Affiliate will bear its own expenses in connection with any such disposition.

8.(a) If any Co-Investment Affiliate desires to make a follow-on investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the Investment Advisers will:

(i) notify each Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii) formulate a recommendation as to the proposed participation, including the amount of the proposed follow-on investment, by each Fund.

(b) A Fund may participate in such follow-on investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Co-Investment Affiliate in such investment is proportionate to its outstanding investments in the issuer immediately preceding the follow-on investment; and (ii) the Board of the Fund has approved as being in the best interests of the Fund the ability to participate in follow-on investments on a pro rata basis (as described in greater detail in this Application). In all other cases, the applicable Investment Adviser will provide its written recommendation as to the Fund’s participation to the Eligible Directors, and the Fund will participate in such follow-on investment solely to the extent that a Required Majority determines that it is in the Fund’s best interests.

(c) If, with respect to any follow-on investment:

(i) the amount of the opportunity is not based on the Co-Investment Affiliates’ outstanding investments immediately preceding the follow-on investment; and

(ii) the aggregate amount recommended by the applicable Investment Adviser to be invested by such Fund in the follow-on investment, together with the amount proposed to be invested by the other Co-Investment Affiliates in the same transaction, exceeds the amount of the opportunity, then the amount invested by each such party will be allocated among them pro rata based on the ratio of such Fund’s capital available for investment in the asset class being allocated, on the one hand, and the Co-Investment Affiliates’ capital available for investment in the asset class being allocated, on the other hand, to the aggregated capital available for investment for the asset class being allocated of all Co-Investment Affiliates involved in the follow-on investment opportunity, up to the amount proposed to be invested by each.

(d) The acquisition of follow-on investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in the Application.

9. The Independent Directors of each Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by any Co-Investment Affiliate that the applicable Fund considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments which such Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Independent Directors will consider at least annually the continued appropriateness for the applicable Fund of participating in new and existing Co-Investment Transactions. All information presented to such Fund’s Board pursuant to this condition will be kept for the life of such Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

10. Each Fund will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the investments permitted under these conditions were approved by a Required Majority under Section 57(f).

11. No director or trustee of a Fund will be considered an Independent Director or an Eligible Director if such director or trustee is also a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of any of the Co-Investment Affiliates (other than any other Fund).

12. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act of 1933) shall, to the extent not payable by the applicable Investment Adviser under any agreement with the applicable Fund or other Co-Investment Affiliate, be shared by such Fund and each Co-Investment Affiliate in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13. Any transaction fee (including break-up or commitment fees, but excluding broker’s fees contemplated by Section 17(e) or 57(k) of the 1940 Act, as applicable) received in connection with a Co-Investment Transaction will be distributed to the applicable Fund and the Co-Investment Affiliates on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by the Investment Advisers or other investment adviser of a Co-Investment Affiliate pending consummation of the transaction, the fee will be deposited into an account maintained by the Investment Advisers or other investment adviser of a Co-Investment Affiliate at a bank or banks having the qualifications prescribed in Section 26(a)(I) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata between such Fund and the Co-Investment Affiliates based on the amount they invest in such Co-Investment Transaction. None of the Co-Investment Affiliates, their investment advisers nor any affiliated person (as defined in the 1940 Act) of the Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of Co-Investment Affiliates, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C), and (b) in the case of the advisers of the Co-Investment Affiliates, the investment advisory fees paid in accordance with the agreements between such advisers and the Funds or other Co-Investment Affiliates).

III.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

Michael C. Forman

FS Investment Corporation

Cira Centre

2929 Arch Street, Suite 675

Philadelphia, PA 19104

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

James A. Lebovitz, Esq.

Thomas J. Friedmann, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

B.	Authorizations

The filing of this Application for the order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Fund. The Boards also authorized the filing of the Application on behalf of the Investment Advisers because of those entities’ affiliation with the respective Funds. In accordance with Rule 0-2(c) under the 1940 Act, each person executing the Application on behalf of the Applicants (other than the Funds) being duly sworn deposes and says that he has duly executed the attached Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 9th day of May, 2013.

Applicants have caused this Application to be duly signed on their behalf on the 9th day of May, 2013.

FS INVESTMENT CORPORATION

By:	/s/ Michael Forman
Name:	Michael Forman
Title:	Chief Executive Officer

FB INCOME ADVISOR, LLC

By:	/s/ Michael Forman
Name:	Michael Forman
Title:	Chief Executive Officer

BROAD STREET FUNDING LLC

By:	/s/ Michael Forman
Name:	Michael Forman
Title:	Chief Executive Officer

ARCH STREET FUNDING LLC

By:	/s/ Michael Forman
Name:	Michael Forman
Title:	Chief Executive Officer

LOCUST STREET FUNDING LLC

By:	/s/ Michael Forman
Name:	Michael Forman
Title:	Chief Executive Officer

RACE STREET FUNDING LLC

By:	/s/ Michael Forman
Name:	Michael Forman
Title:	Chief Executive Officer

WALNUT STREET FUNDING LLC

By:	/s/ Michael Forman
Name:	Michael Forman
Title:	Chief Executive Officer

FS ENERGY AND POWER FUND

By:	/s/ Michael Forman
Name:	Michael Forman
Title:	Chief Executive Officer

FS INVESTMENT ADVISOR, LLC

By:	/s/ Michael Forman
Name:	Michael Forman
Title:	Chief Executive Officer

FSEP TERM FUNDING, LLC

By:	/s/ Michael Forman
Name:	Michael Forman
Title:	Chief Executive Officer

EP INVESTMENTS LLC

By:	/s/ Michael Forman
Name:	Michael Forman
Title:	Chief Executive Officer

FSEP-BBH, INC.

By:	/s/ Michael Forman
Name:	Michael Forman
Title:	Chief Executive Officer

ENERGY FUNDING LLC

By:	/s/ Michael Forman
Name:	Michael Forman
Title:	Chief Executive Officer

EP FUNDING LLC

By:	/s/ Michael Forman
Name:	Michael Forman
Title:	Chief Executive Officer

FS INVESTMENT CORPORATION II

By:	/s/ Michael Forman
Name:	Michael Forman
Title:	Chief Executive Officer

FSIC II ADVISOR, LLC

By:	/s/ Michael Forman
Name:	Michael Forman
Title:	Chief Executive Officer

DEL RIVER LLC

By:	/s/ Michael Forman
Name:	Michael Forman
Title:	Chief Executive Officer

COOPER RIVER LLC

By:	/s/ Michael Forman
Name:	Michael Forman
Title:	Chief Executive Officer

LEHIGH RIVER LLC

By:	/s/ Michael Forman
Name:	Michael Forman
Title:	Chief Executive Officer

COBBS CREEK LLC

By:	/s/ Michael Forman
Name:	Michael Forman
Title:	Chief Executive Officer

VERIFICATION

STATE OF PENNSYLVANIA	)
COUNTY OF PHILADELPHIA	)

The undersigned states that he has duly executed the attached Application for and on behalf of FS Investment Corporation, FB Income Advisor, LLC, Broad Street Funding LLC, Arch Street Funding LLC, Locust Street Funding LLC, Race Street Funding LLC, Walnut Street Funding LLC, FS Energy and Power Fund, FS Investment Advisor, LLC, FSEP Term Funding, LLC, EP Investment LLC, FSEP-BBH, Inc., Energy Funding LLC, EP Funding LLC, FS Investment Corporation II, FSIC II Advisor, LLC, Del River LLC, Cooper River LLC, Lehigh River LLC and Cobbs Creek LLC; that he is the Chief Executive Officer of each such company; and that all actions necessary to authorize him to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Michael Forman
Name:	Michael Forman
Title:	Chief Executive Officer
Date:	May 9, 2013